# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/16/2025
Amends the filing with accession number 0001315863-25-00043
Filed by CIK 0001816637
Persons authorized to receive notices and communications: Chinh E. Chu, 200 Park Avenue, 58th Floor, New York, New York (NY), 10166, 212-355-5515

## Reporting persons
- CC Capital GP, LLC (CIK 0001816637): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- Chinh E. Chu (CIK 0001306507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital SP, LP (CIK 0001985306): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital Ventures, LLC (CIK 0002070528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC M17 SPV, LLC (CIK 0002070668): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- M17 Sponsor, LLC (CIK 0002070680): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Comment:
This Amendment No. 1 ("Amendment No. 1") supplements the information set forth in the Schedule 13D dated June 3, 2025, filed by CC Capital GP, LLC, Chinh E. Chu, CC Capital SP, LP, CC Capital Ventures, LLC, CC M17 SPV, LLC, and M17 Sponsor, LLC (the "New Sponsor") with the United States Securities and Exchange Commission (the "Schedule 13D"), relating to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of M3-Brigade Acquisition V Corp. (the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 16, 2025, the Issuer issued a promissory note (the "Note") to the New Sponsor pursuant to which the Issuer can borrow up to an aggregate principal amount of $2,500,000 from the New Sponsor. On June 18, 2025, the Issuer borrowed $500,000 under the Note. The proceeds of the Note will be used to provide the Issuer with general working capital.

The Note bears no interest and is payable in full upon the consummation of the Issuer's initial business combination (the "Maturity Date"). A failure to pay the principal on the Maturity Date shall be deemed an event of default, in which case the Note may be accelerated. Upon consummation of an initial business combination, the New Sponsor has the option to convert up to $1,500,000 of the outstanding unpaid principal balance under the Note, into private placement warrants (the "Private Placement Warrants") of the Issuer at the purchase price of $1.50 per Private Placement Warrant, each such Private Placement Warrant exercisable to purchase one Class A Ordinary Share of the Issuer at $11.50 per share, subject to adjustment. If the Issuer does not consummate an initial business combination, the Note will be repaid solely to the extent the Issuer has funds available to it outside its trust account established in connection with the Issuer's initial public offering.

The foregoing description of the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Note, which is filed as Exhibit 99.1 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

The Note is filed as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Promissory Note, dated June 16, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on June 18, 2025).

## Signatures
- CC Capital GP, LLC: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member (06/18/2025)
- Chinh E. Chu: /s/ Chinh E. Chu, Chinh E. Chu/Self (06/18/2025)
- CC Capital SP, LP: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member, CC Capital GP, LLC, its General Partner (06/18/2025)
- CC Capital Ventures, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/18/2025)
- CC M17 SPV, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/18/2025)
- M17 Sponsor, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/18/2025)